FIRST INTERSTATE BANCSYSTEM, INC.
401 North 31st Street
Billings, Montana 59116-0918
(406) 255-5390
March 2, 2010
Sent via EDGAR
Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

Re:	First Interstate BancSystem, Inc. Registration Statement on Form S-1 Filed January 15, 2010 File No. 333-164380
Dear Mr. Clampitt:
     Set forth below are the responses of First Interstate BancSystem, Inc., a Montana corporation (the “Company,” “we” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated February 4, 2010, with respect to the review of the Company’s Registration Statement on Form S-1 initially filed with the Commission on January 15, 2010, File No. 333-164380 (the “Registration Statement”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text.
General
1.	Please file all missing exhibits with your next amendment.

Response:
          We acknowledge that there are additional exhibits to be filed. We will file all remaining exhibits in our next amendment to the Registration Statement.
Summary, page 1
2.	Please revise the introductory language to indicate that the summary explains the “material information” contained in the prospectus rather than “selected information.”

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
March 2, 2010

          Response:
          We have revised the introductory language to address this comment. Please see the revised disclosure on page 1 of the Registration Statement.
3.	At the beginning of the summary, include disclosure that prominently describes and quantifies the ownership and control that current stockholders and insiders will have and continue to exercise following the offering. Include a table that illustrates pre- and post-offering ownership and control. Include cross-references to the risk factors relating to these matters.
          Response:
          We have revised our disclosure in the Registration Statement to address this comment. Please see the revised disclosure on page 4 of the Registration Statement. We will amend the table on page 4 to provide all remaining information as soon as the price range, number of shares of Class A common stock to be offered in the offering, forward stock split of our existing common stock and other terms of the offering are determined.
Summary Historical Consolidated Financial Data, page 7
4.	We note your presentation of “tangible common equity to tangible assets” in the table on page 9 and elsewhere in your filing. This ratio appears to be a non-GAAP measure as defined by Regulation G and Item 10(e) of Regulation S-K as it is not required by GAAP, Commission rules or banking regulatory requirements. Please revise to comply with all of the requirements of Item 10(e) in Regulation S-K.
          Response:
          We have revised our disclosure in the Registration Statement to comply with all of the requirements of Item 10(e) in Regulation S-K. Please see the revised disclosure in:
•	footnotes 2 and 8 to the Summary Historical Consolidated Financial Data on pages 8 and 9 of the Registration Statement;

•	footnotes 3 and 6 to the Capitalization Table on page 30 of the Registration Statement;

•	footnotes 2 and 8 to the Selected Historical Consolidated Financial Data on page 33 of the Registration Statement; and

•	the Non-GAAP Financial Measures section beginning on page 33 of the Registration Statement.

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
March 2, 2010

Regulation and Supervision, page 83
5.	You may not qualify this discussion by reference to the full text of the applicable statutes, regulations and policies. Revise to eliminate the qualification and indicate that all material regulation and supervision to which you are subject is discussed.
          Response:
          We have revised our disclosure in the Registration Statement to address this comment. Please see the revised disclosure on page 80 of the Registration Statement.
Compensation of Executive Officers, page 100
6.	In your next amendment, please include compensation information for the fiscal year ended December 31, 2009. See Regulation S-K Compliance and Disclosure Interpretation 217.11.
          Response:
          We have revised our disclosure in the Registration Statement to address this comment. Please see the revised disclosure beginning on page 97 of the Registration Statement.
Principal and Selling Stockholders, page 116
7.	To the extent possible, please provide the information missing from this section in your next amendment. Also describe any current intent of any holders shown in the table on page 117 to convert their shares of Class B common stock into Class A common stock. If none of those individuals currently intend to convert their shares, please so state.
          Response:
          At this time, we are unable to provide the information missing from this section. We intend to provide the information missing from this section in our next amendment to the Registration Statement. In response to the Staff’s request to describe any current intent of any holders shown in the table on page 114 to convert their shares of Class B common stock into Class A common stock, please see the revised disclosure on page 113 of the Registration Statement.
          For your convenience, we will separately provide a marked copy of the Registration Statement. Please direct any questions that you may have with respect to the foregoing to David Angerbauer at Holland & Hart LLP who may be reached at (801) 799-5808.

Mr. Michael Clampitt
Senior Attorney
Securities and Exchange Commission
March 2, 2010

Very truly yours,

/s/ Lyle R. Knight

Lyle R. Knight
President and Chief Executive Officer
Enclosures

cc:	Michael Seaman, Securities and Exchange Commission David Angerbauer, Holland & Hart LLP